Mail Stop 4628

                                                           September 14, 2018


Via Email
Mr. Soren Schroder, Chief Executive Officer
Bunge Limited
50 Main Street, 6th Floor
White Plains, NY 10606

       Re:    Bunge Limited
              Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 23, 2018
              Form 10-Q for the Fiscal Quarter ended March 31, 2018 Filed May 2, 2018
              Response dated August 13, 2018
              File No. 001-16625

Dear Mr. Schroder:

       We have reviewed your August 13, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

Form 10-Q for the Fiscal Quarter ended March 31, 2018

Financial Statements

Note 2   Accounting Pronouncements, page 8

1. Your response to prior comment two states that you did not provide incremental disclosures pursuant to FASB ASC 606-10-50 because the adoption of FASB ASC 606 "...did not result in a meaningful change in accounting treatment." Your response also indicates that relevant disclosures regarding your revenue recognition polices are provided in your Form 10-K for the fiscal year ended December 31, 2017. However, the revenue recognition criteria described
 Soren Schroder
Bunge Limited
September 14, 2018
Page 2

       in your Form 10-K address requirements of revenue recognition standards that are no longer applicable upon adoption of FASB ASC 606.

       You will need to expand your disclosure to address the identification and application of revenue recognition policies applicable to revenue arrangements that are within the scope of
       FASB ASC 606 as well as material revenues that are not within the scope of that standard
       (e.g., revenues in the scope of FASB ASC 815).

       For revenue arrangements that are within the scope of FASB ASC 606, revised disclosure should clearly address all of the disclosure requirements of the standard that are material to you. For example, this may include, but not necessarily be limited to, the following:

              How the timing of satisfying performance obligations relates to the timing of payment and the effect these factors have on contract assets and liabilities;

              When you typically satisfy performance obligations;

              Significant payment terms;

              The nature of good or services subject to the contract;

              Any obligations for returns, refunds and warranties;

              Transaction price allocated to remaining performance obligations, and;

              Significant judgments made (e.g., timing of transfer of control or determining the transaction price).

       See FASB ASC paragraphs 235-10-50-1, 235-10-50-3 and 235-10-50-4(e),
815-10-50, as well
       as Rule 10-01(a)(5) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Joseph Klinko at (202) 551-3824, John Cannarella at
(202) 551-3337 or
me at (202) 551-3686 with any questions.

                                                             Sincerely,

                                                             /s/ Karl Hiller

                                                             Karl Hiller
                                                             Branch Chief
                                                             Office of Natural
Resources